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                                                               FILE NO. 0-25322


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                For June 24, 2003


                        GENSCI REGENERATION SCIENCES INC.
      --------------------------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
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                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                  Form 20-F        |X|               Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                   Yes              |X|               No                |_|

                           Rule 12g-3-2(b) #: 82-2803

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      ISOTIS AND GENSCI PRE-MERGER LICENSING AGREEMENT COMBINING TWO UNIQUE
         TECHNOLOGIES TO EXPAND BONE GRAFT SUBSTITUTE PRODUCT OFFERING


Lausanne / Bilthoven / Irvine / Toronto, 24 June, 2003 - Biosurgery company IsoTis S.A. (SWX/Euronext Amsterdam: ISON) and orthobiologics leader GenSci
Regeneration Sciences, Inc. (TSX: GNS) today announced the signing of a licensing agreement that will allow both companies to aggressively move forward with the integration of their development teams and product platforms in advance of the completion of their recently proposed merger.

Under the licensing agreement, IsoTis gains access to the advanced carrier and delivery systems of GenSci OrthoBiologics. The carrier system is a unique reverse-phase medium (RPM), so called because it is malleable at operating room temperature, but thickens at the surgical site's higher body temperature. The RPM technology provides exceptional handling and containment properties to GenSci's demineralized bone matrix (DBM) products. The proprietary reverse phase carrier system is currently being used in several of GenSci's DBM products, and has been a critical success factor in the rapid adoption of these products within the surgical community.

In exchange for the agreement GenSci will receive an upfront payment, milestone payments, and royalties on sales. Details are not disclosed.

Both companies regard it as essential to speed up the integration of their teams and technologies, and see this licensing agreement as a first concrete step towards forging a unified company while working towards the completion of the merger transaction expected this fall. Combining the RPM and delivery systems with its lead product OsSatura, a synthetic bone substitute that received the CE mark and FDA clearance earlier this year, will enable IsoTis to accelerate the expansion of its product range. The first project will focus on OsSatura RPM for dental and maxillofacial reconstruction. GenSci will in turn get access to additional working capital to increase its inventory level and meet increasing market demand for its innovative products.

Jacques Essinger, Chief Executive Officer, IsoTis S.A. said:

"We want to start capitalizing on each other's know-how as soon as possible, and start bringing the teams together today. This agreement is a good example of our pragmatic approach, and demonstrates the business, technological, and personal synergies between IsoTis and GenSci. The teams are already working together on the OsSatura RPM development, and judging from the current stage of the project, tangible results can be expected before the completion of our merger, which we have every confidence will be approved by our respective shareholders."

Douglass Watson, President and Chief Executive Officer, GenSci commented:

"This collaboration is the natural outcome of the excellent fit between GenSci and IsoTis, and only the beginning. I expect that the combination of our respective technologies will lead to unique product combinations that will allow us to service the orthopedic, dental, and craniofacial markets with a broad and innovative suite of products. This agreement will also provide GenSci with additional financial resources to increase our growth rate in anticipation of the merger completion."

Note to the editor
On June 3, 2003, IsoTis and GenSci announced their intention to merge to create a leading orthobiologics player with a global presence. The official announcement can be found on www.isotis.com or www.gensciinc.com.

Summary of merger rationale:
The merger will create a dedicated and global orthobiologics player focused on the double-digit growth market of bone substitutes. The combined IsoTis/GenSci product portfolio will have a broad presence in both "natural" demineralized bone matrix (DBM) products and "synthetic" bone substitutes. As DBM products are more common in North America and synthetic bone substitutes are more common in Europe, the IsoTis/GenSci product portfolio is well positioned to capitalize on significant commercial opportunities in both of these major markets.


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Further, IsoTis/GenSci expects to sustain continued long-term growth in revenues through aggressive development of its innovative orthobiologics pipeline. The two companies have already identified a variety of ongoing product development
programs  that  have  the  potential  to  lead  to   breakthrough   products  in
musculoskeletal repair.

Combining the companies:
With product sales exceeding US $22 million and positive cash flow from operations in 2002, GenSci is recognized as a significant participant in the North American bone graft substitute market. Its OrthoBlast(R) II, DynaGraft(R) II, and Accell(R) DBM100 product lines are well recognized and accepted in the orthopedic community.

IsoTis contributes its innovative synthetic bone substitute OsSatura(TM) to the combination, together with a range of small medical devices, and its highly promising PolyActive BCP program, which constitutes a potential advance in the treatment of osteochondral knee defects. In the first half of 2003, OsSatura(TM) received both the CE mark (on the claim of osteoinductivity) and FDA 510(k) clearance in quick succession and has been contributing to revenues as of Q1, 2003. IsoTis' total 2002 sales amounted to (euro) 2 million (US$ 2 million).

IsoTis has a solid cash position of (euro) 75 million (US$ 82 million) at March 31, 2003, an innovative product pipeline, and proven ability to execute a complex cross border merger on a timely and efficient basis.

IsoTis, the Leading European Biosurgery Company
IsoTis was created in Q4 2002 through the merger of Modex, a Swiss biotechnology company, and IsoTis, a Dutch biomedical company. The company operates out of its corporate headquarters in Lausanne, Switzerland, and its facilities in Bilthoven, The Netherlands. In Q1, 2003, it completed a restructuring of the company by rationalizing its product portfolio and substantially reducing its cash burn. IsoTis currently has 100 employees, a product portfolio with several orthobiologic medical devices on the market and in development, and is traded under the symbol "ISON" on both the Official Market Segment of Euronext Amsterdam and the Main Board of the Swiss Exchange.



GenSci, the Orthobiologics Technology CompanyTM
GenSci Regeneration Sciences, Inc. is a publicly traded company listed on the Toronto Stock Exchange (TSX -"GNS") with corporate headquarters in Toronto, Ontario. GenSci OrthoBiologics, Inc., the company's wholly owned subsidiary based in Irvine, California, focuses on the research, development, production, and distribution of bioimplant products for the orthopedic and spine markets. GenSci OrthoBiologics is the company's principal operating subsidiary. The company's products are currently sold in over 1,550 hospitals across North America, with a growing international presence throughout Latin America, Europe, and Asia. GenSci has 85 employees.

For further information, contact:
IsoTis:                             GenSci:
Hans Herklots                       Peter Ludlum,                      Louis G. Plourde
Media & investor relations          Chief Financial Officer            Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com

E-mail: investor.relations@isotis.com

Rochat & Partners                   Citigate First Financial:
Christophe Lamps                    Barbara Jansen
Tel: +41 79 476 26 87               Tel: +31 (0)20 575 40 80
E-mail: clamps@rochat-pr.ch         Fax: +31 (0)20 575 40 20
                                    E-mail: barbara.jansen@citigateff.nl


(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                               GENSCI REGENERATION SCIENCES INC.
                                                       (REGISTRANT)


Date: 06-24-03                                     /s/ Peter B. Ludlum
                                               --------------------------------
                                                   Peter B. Ludlum
                                                   Chief Financial Officer



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